UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 3, 2008

PARKWAY PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers

On April 3, 2008, Parkway Properties, Inc. (the "Company") filed with the Securities and Exchange Commission the definitive proxy statement for the Company's 2008 Annual Meeting of Stockholders to be held at the Mississippi TelCom Center, 105 Pascagoula Street, Jackson, Mississippi, at 2:00 p.m., Central time, on May 8, 2008 for the following purposes: (1) to elect eight directors to serve until the next Annual Meeting of Stockholders and until their successors are elected and qualified; (2) to consider and ratify the appointment of Ernst & Young LLP as independent accountants of the Company for the 2008 fiscal year; and (3) to consider and take action upon such other matters as may properly come before the 2008 Annual Meeting or any adjournment thereof.

As disclosed in the proxy statement, Matthew W. Kaplan, who has served as a director of the Company since 2000, has indicated that he will not be standing for re-election to the Company's Board of Directors due to his increased duties at Rothschild Realty Managers LLC and otherwise. Mr. Kaplan has not expressed any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 4, 2008

PARKWAY PROPERTIES, INC.

By: /s/ J. Mitchell Collins
    J. Mitchell Collins
    Executive Vice President, Chief Financial
    Officer and Secretary